UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 27, 2021, Color Star Technology Co., Ltd., a Cayman Islands company  (the “Company”), entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with Zubair Ahsan (the “First Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 3,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $3,900,000 (the “First Private Placement”). The First Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Second Purchase Agreement”) with Ullah Sabar (the “Second Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Second Private Placement”). The Second Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Third Purchase Agreement”) with Li Yan (the “Third Purchaser”), pursuant to which the Company agreed to sell to the Third Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Third Private Placement”). The Third Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with Ahmed Muhammad Abrar (the “Fourth Purchaser”), pursuant to which the Company agreed to sell to the Fourth Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Fourth Private Placement”). The Fourth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The First Purchase Agreement, the Second Purchase Agreement, the Third Purchase Agreement and the Fourth Purchase Agreement (the “Agreements”) are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Current Report on Form 6-K. The foregoing summary of the terms of the Agreements is subject to, and qualified in its entirety by, the Agreements, which are incorporated herein by reference.

Exhibits.

Exhibit No.	Description
99.1	Securities Purchase Agreement by and between the Company and Zubair Ahsan, dated March 27, 2021.
99.2	Securities Purchase Agreement by and between the Company and Ullah Sabar, dated March 27, 2021.
99.3	Securities Purchase Agreement by and between the Company and Li Yan, dated March 27, 2021.
99.4	Securities Purchase Agreement by and between the Company and Ahmed Muhammad Abrar, dated March 27, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2021

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Office

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